EXHIBIT 99.13

Date and Time: October 2, 2013 03:24 PM Pacific Time

Notice of Articles
BUSINESS CORPORATIONS ACT

NOTICE OF ARTICLES

Name of Company:
AGAVE SILVER CORP.

REGISTERED OFFICE INFORMATION

Mailing Address:	Delivery Address:
890 789 WEST PENDER ST	890 789 WEST PENDER ST
VANCOUVER BC V6C 1H2	VANCOUVER BC V6C 1H2
CANADA	CANADA

RECORDS OFFICE INFORMATION

Mailing Address:	Delivery Address:
890 789 WEST PENDER ST	890 789 WEST PENDER ST
VANCOUVER BC V6C 1H2	VANCOUVER BC V6C 1H2
CANADA	CANADA

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DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
O'CONNOR, MICHAEL EDWARD (formerly O'Connor, Michael E.)

Mailing Address:	Delivery Address:
890 789 WEST PENDER ST	890 789 WEST PENDER ST
VANCOUVER BC V6C 1H2	VANCOUVER BC V6C 1H2
CANADA	CANADA

Last Name, First Name, Middle Name:
Melrose, Dwayne

Mailing Address:	Delivery Address:
40021 028 BARCLAY ST	40021 028 BARCLAY ST
VANCOUVER BC V6E 1B0	VANCOUVER BC V6E 1B0
CANADA	CANADA

Last Name, First Name, Middle Name:
Hebb, Christopher

Mailing Address:	Delivery Address:
30 2231 FOLKSTONE WAY	30 2231 FOLKSTONE WAY
WEST VANCOUVER BC V7S 2Y6	WEST VANCOUVER BC V7S 2Y6
CANADA	CANADA

Last Name, First Name, Middle Name:
Feldman, Gerald

Mailing Address:	Delivery Address:
2500 130 KING ST WEST	2500 130 KING ST WEST
TORONTO ON M5X 1A9	TORONTO ON M5X 1A9
CANADA	CANADA

Last Name, First Name, Middle Name:
Lang, Ronald

Mailing Address:	Delivery Address:
1601 675 WEST HASTINGS ST	1601 675 WEST HASTINGS ST
VANCOUVER BC V6B 1N2	VANCOUVER BC V6B 1N2
CANADA	CANADA

Last Name, First Name, Middle Name:
MERRIFIELD, ROBIN M

Mailing Address:	Delivery Address:
6868 ISLAND VIEW RD	6868 ISLAND VIEW RD
SECHELT BC V0N 3O8	SECHELT BC V0N 3O8
CANADA	CANADA

AUTHORIZED SHARE STRUCTURE

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1. No Maximum	COMMON Shares	Without Par Value

Without Special Rights or Restrictions attached

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